May 31, 2018

VIA EDGAR

Jay Williamson

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Flat Rock Opportunity Fund

Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

Filed May 14, 2018

File Nos. 333-223112 and 811-23328

Dear Mr. Williamson and Ms. Miller:

On behalf of Flat Rock Opportunity Fund (the “Fund”), please find transmitted herewith for filing the Fund’s response to verbal comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) issued on May 25, 2018 with respect to the above-captioned filing. References to page numbers (other than in headings taken from the Commission’s comments) are to pages of Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Commission on May , 2018 and the prospectus (the “Prospectus”) and Statement of Additional Information (the “Statement of Additional Information”) included therein. We respond to the specific comments of the Staff as follows:

Legal Comments

1.	We note that you are conducting a concurrent private offering and will issue shares purchased in the private placement as part of the initial closing. Briefly explain to us how investors in the private offering were solicited, confirm the number of investors in the private placement investors and their status. In addition, please confirm that investors in the private placement purchase shares on the same terms as the shares offered to investors in the public offering.

Response: The Fund advises the Staff that it has decided not to conduct a concurrent private offering. Accordingly, the Fund has removed all references to a private offering from the Registration Statement.

2.	Please restore the disclosure describing the risks related to incentive fees, previously located on page 42 of the Registration Statement or explain where it is located.

Response: The Fund has revised its disclosure on page 43 of the Prospectus in response to the Staff’s comment.

Phone: 202.408.5153 | www.mmmlaw.com

1401 Eye Street, N.W. | Washington, D.C. 20005

Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Jay Williamson

Megan Miller

U.S. Securities and Exchange Commission

May 31, 2018

Fundamental Policies, page S-2

3.	It appears that you removed your required concentration policy. Please revise or explain.

Response: The Fund has revised its disclosure on page S-3 of the Statement of Additional Information in response to the Staff’s comment.

Investment Advisory Agreement

4.	We note that the Investment Advisory Agreement includes a reference to potential sub-advisers. Please confirm the Fund’s current intentions with respect to the engagement of sub-advisers.

Response: The Fund confirms that it does not intend to utilize the services of a sub-adviser.

Accounting Comment

Fees and Fund Expenses Table, page 11; Example, page 13

5.	We refer to your response to prior comment 13. Please revise to show the Fund’s other expenses as a percentage of net assets. Since the assumption of leverage would also result in a corresponding liability, it would not impact the amount of net assets of the Fund. Please revise the “Fees and Fund Expenses” table and “Examples” accordingly or advise.

Response: The Fund has revised the “Fees and Fund Expenses” table and “Example” in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned at (202) 216-4812 if you have any additional questions.

Sincerely Yours,

Morris, Manning & Martin, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:	Robert K. Grunewald

Richard A. Petrocelli